Exhibit 99.1

Americas Silver Corporation Reports First Quarter 2017 Financial Results

TORONTO--(BUSINESS WIRE)--May 11, 2017--Americas Silver Corporation (TSX: USA) (NYSE “MKT”: USAS) (“Americas Silver” or the “Company”) today reported consolidated financial and operational results for the first quarter of 2017.

This earnings release should be read in conjunction with the Company’s First Quarter Production and Cost Update, Management’s Discussion and Analysis, Financial Statements and Notes to Financial Statements for the corresponding period, which have been posted on SEDAR at www.sedar.com and are also available on the Company’s website at www.americassilvercorp.com. All figures are in U.S. dollars unless otherwise noted.

First Quarter Highlights

  Revenues of $15.2 million in Q1, 2017 compared with revenues of $14.9 million in Q1, 2016.
  Cash flow generated from operating activities1 in Q1, 2017 of approximately $3.1 million compared to cash generated from operating activities of approximately $0.9 million in Q1, 2016.
  A net loss of ($0.2) million or ($0.00) cents per share in Q1, 2017, compared with a net loss of ($1.7) million or ($0.06) cents per share in Q1, 2016.
  Since late April, development rates at San Rafael have returned to budgeted rates, with ore stockpiling expected in August in the first development area of the Main Zone, and in September from the second development area lower in the Main Zone. San Rafael remains on budget and on time for the start of production by the end of Q3, 2017.
  As previously released, consolidated silver production for the quarter decreased by 22% year-over-year to approximately 524,000 silver ounces, while silver equivalent2 ounces decreased by 13% year-over-year to approximately 1.1 million ounces as a result of planned lower grade and longer than expected mill repairs at the Galena Complex offset by greater than expected output from the Cosalá Operations.
  Consolidated cash costs3 were approximately $10.49 per silver ounce, an increase of 7% year-over-year, while consolidated all-in sustaining costs3 were approximately $14.27 per silver ounce, an increase of 19% year-over-year.
  Consolidated guidance for 2017 remains unchanged at 2.0 - 2.5 million ounces in silver production and 5.5 - 6.0 million ounces in silver equivalent production with projected cash costs of $4.00 - $5.00 per silver ounce and all-in sustaining cash costs of $9.00 - $10.00 per silver ounce.
  The Company purchased an option on the San Felipe Project for total payments of $7.0 million (plus VAT) in March 2017.
  At the end of the first quarter, the Company drew upon the $15 million Glencore pre-payment facility and fully repaid its previously existing debt of approximately $8.0 million during the quarter.
  Cash balance at March 31, 2017 of $17.6 million with net working capital of approximately $24.9 million.

“The first quarter showed major improvements in both our cash flow and net loss compared to the previous year and quarter despite being our expected lowest production quarter of the year,” said Americas Silver Corporation President and CEO Darren Blasutti. “We expect to build on these positive results further through the second quarter with our operational challenges at Galena behind us, and in the latter half of the year as San Rafael begins production. With zinc and lead prices continuing to be strong, the mine will bring a step change reduction in our company-wide all-in costs in the fourth quarter.”

Consolidated Production and Operating Costs

Consolidated Production and Cost Details
	Q1 2017	Q1 2016
Total ore processed (tonnes milled)	167,493	175,108
Silver produced (ounces)	523,747	672,074
Zinc produced (pounds)	2,389,133	3,552,522
Lead produced (pounds)	6,160,732	7,121,573
Copper produced (pounds)	308,100	245,808
Silver equivalent produced (ounces)	1,107,460	1,269,120
Silver recovery (percent)	90.6	88.4
Silver grade (grams per tonne)	107	135
Silver sold (ounces)	528,827	671,253
Zinc sold (pounds)	2,500,550	3,683,054
Lead sold (pounds)	6,119,207	7,206,277
Copper sold (pounds)	295,336	237,808
Cost of sales ($ per silver equivalent ounce)[1]	$9.91	$9.53
Silver cash cost ($ per silver ounce) [1]	$10.49	$9.82
All-in sustaining cost ($ per silver ounce) [1]	$14.27	$12.02

1 Cost of sales per silver equivalent ounce, cash costs per silver ounce, and all-in sustaining costs per silver ounce in Q1, 2017 excludes pre-production of 62,714 silver ounces and 89,042 silver equivalent ounces mined from El Cajón during its commissioning period. Pre-production revenue and cost of sales from El Cajón are capitalized as development costs.

A net loss of ($0.2) million was recorded for the quarter, compared to a net loss of ($1.7) million for the first quarter of 2016. The improvement in net loss is primarily attributable to higher net revenue on concentrate sales, lower cost of sales, and lower care, maintenance and restructuring costs, partially offset by lower metal production, higher one-time corporate general and administrative expenses related to the NYSE “MKT” listing and share-based compensation. Further information is available in the Company’s Management’s Discussion and Analysis for the three months ending March 31, 2017.

Consolidated silver production for the first quarter of 2017 was 523,747 ounces which represents a decrease of 22% year-over-year. Silver equivalent production was approximately 1.1 million ounces, down 13% year-over-year. Consolidated cash costs increased 7% to $10.49 per silver ounce year-over-year, and all-in sustaining costs increased 19% to $14.27 per silver ounce year-over-year. Consolidated production levels for the remainder of the year are expected to improve and become similar to fiscal 2016 production levels subsequent to the mill repairs at the Galena Complex during the quarter.

During the first quarter, the Company obtained a low-interest, $15.0 million concentrate pre-payment facility with a subsidiary of Glencore PLC to fund a portion of the project costs for San Rafael. At the end of the quarter, the facility was drawn in full and the Company fully repaid its previously outstanding debt of approximately $8.0 million during the quarter. In addition, the Company made a payment of approximately $7.0 million for purchase of the option to acquire 100% interest of the San Felipe property located in Sonora, Mexico. The cash balance as at March 31, 2017 was $17.6 million and the Company expects to be able to fully fund the development of San Rafael.

The Company expects to provide a separate update on its progress on its San Rafael project as well as drilling results from both the Cosalá Operations and the Galena Complex before the end of the second quarter.

Further information concerning the consolidated and individual mine operations is included in the Company’s first quarter Condensed Interim Consolidated Financial Statements for the three months ended March 31, 2017 and Management’s Discussion and Analysis for the same period.

About Americas Silver Corporation

Americas Silver is a silver mining company focused on growth in precious metals from its existing asset base and execution of targeted accretive acquisitions. It owns and operates the Cosalá Operations in Sinaloa, Mexico and the Galena Complex in Idaho, USA. The Company has acquired an option on the San Felipe development project in Sonora, Mexico.

Daren Dell, Chief Operating Officer and a Qualified Person under Canadian Securities Administrators guidelines, has approved the applicable contents of this news release. For further information please see SEDAR or americassilvercorp.com.

Cautionary Statement on Forward-Looking Information:

This news release contains “forward‐looking information” within the meaning of applicable securities laws. Forward‐looking information includes, but is not limited to, the Company’s expectations intentions, plans, assumptions and beliefs with respect to, among other things, the realization of operational and development plans (including completion of the San Rafael Project), the Cosalá Operations and Galena Complex as well as the Company’s financing efforts. Often, but not always, forward‐looking information can be identified by forward‐looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may”, “assume” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward‐looking information is based on the opinions and estimates of the Company as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward looking information. This includes the ability to develop and operate the Cosalá and Galena properties, risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), ground conditions and factors other factors limiting mine access, failure of plant, equipment, processes and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in ore grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, social and political developments and other risks of the mining industry. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific that contribute to the possibility that the predictions, forecasts, and projections of various future events will not occur. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

1 Cash flow generated from operating activities is a non-IFRS financial measure calculated as net cash flow used in operating activities less changes in non-cash working capital items such as trade and other receivables, inventories, prepaid expenses, and trade and other payables.
2 Silver equivalent production throughout this press release was calculated based on average silver, zinc, lead and copper spot prices during each respective period.
3 Cash cost per ounce and all-in sustaining cost per ounce are non-IFRS performance measures with no standardized definition. For further information and detailed reconciliations, please refer to the Company’s 2016 year-end and quarterly MD&A.

CONTACT:
Americas Silver Corporation
Darren Blasutti, 416-848-9503
President and CEO